Wolters Kluwer

PRESS RELEASE

Contact: Caroline Wouters
Vice President,
Corporate Communications
Wolters Kluwer nv
+ 31 (0)20 6070 459
press@wolterskluwer.com

Kevin Entricken
Vice President,
Investor Relations
Wolters Kluwer nv
+ 31 (0)20 6070 407
ir@wolterskluwer.com

Wolters Kluwer Successfully Placed Ten Year Benchmark Eurobond of €750 Million

Amsterdam (April 3, 2008) - Wolters Kluwer, a leading global information services and publishing company, announced today that it has successfully placed a ten year benchmark Eurobond offering of €750 million following a three-day pan-European roadshow. The bonds have been priced at an issue price of 99.654 per cent and will carry an annual coupon of 6.375 per cent. Settlement date has been set at April 10, 2008. The bonds were placed with a broad range of institutional investors across Europe.

The bonds will mature on April 10, 2018. The net proceeds of the issue of the bonds will be applied by Wolters Kluwer for general corporate purposes.

Deutsche Bank, ING Wholesale Banking, and Rabobank International acted as joint lead managers for the issue. The bonds will be listed on the Official List of the Luxembourg Stock Exchange.

About Wolters Kluwer
Wolters Kluwer is a leading global information services and publishing company. The company provides products and services globally for professionals in the health, tax, accounting, corporate, financial services, legal, and regulatory sectors. Wolters Kluwer has annual revenues (2007) of €3.4 billion, maintains operations in over 33 countries across Europe, North America, and Asia Pacific and employs approximately 19,500 people worldwide. Wolters Kluwer is headquartered in Amsterdam, the Netherlands. Visit www.wolterskluwer.com for information about our market positions, customers, brands, and organization.

Forward-looking Statements
This press release contains forward-looking statements. These statements may be identified by words such as "expect," "should," "could," "shall," and similar expressions. Wolters Kluwer cautions that such forward-looking statements are qualified by certain risks and uncertainties that could cause actual results and events to differ materially from what is contemplated by the forward-looking statements. Factors which could cause actual results to differ from these forward-looking statements may include, without limitation, general economic conditions; conditions in the markets in which Wolters Kluwer is engaged; behavior of customers, suppliers, and competitors; technological developments; the implementation and execution of new ICT systems or outsourcing; and legal, tax, and regulatory rules affecting Wolters Kluwer's businesses, as well as risks related to mergers, acquisitions, and divestments. In addition, financial risks such as currency movements, interest rate fluctuations, liquidity, and credit risks could influence future results. The foregoing list of factors should not be construed as exhaustive. Wolters Kluwer disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.